May 22, 2015

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Wilson:

Pitney Bowes Inc. (the "Company") is submitting the following response to the staff's comment letter dated May 8, 2015, relating to the Company's Form 10-K for the fiscal year ended December 31, 2014 filed on February 20, 2015. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition

Standalone Software Sales and Integration Services, page 45

1.
We note your disclosure regarding multiple element arrangements that include only software and software related elements. Please tell us the elements included in these multiple element software arrangements and describe, in greater detail, your methodology for establishing VSOE for each of the elements. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, when VSOE is based on stand-alone sales, please provide the volume and range of stand-alone sales used to establish VSOE.

Response: The Company provides the following supplemental information regarding its software arrangements with multiple elements.

The multiple elements under software arrangements may include software licenses, data subscriptions, maintenance and support services, and training and integration services. The Company allocates revenue using the residual method described in paragraphs ASC 985-605-25-10 and 25-11 to determine the amount of software licenses revenue.

The majority of the Company's software license arrangements are bundled with maintenance and support services and it establishes vendor-specific objective evidence (VSOE) of fair value using a bell-shaped curve analysis for maintenance and support services renewal rates. Under the bell-shaped curve approach, VSOE of fair value exists when a substantial majority of actual maintenance and support renewal rates are within a narrow range of pricing and an analysis is performed on an annual basis. During 2014, our annual analysis showed that more than 80% of the renewal rates were within a narrow range of 17% to 23% of the contracted net license value and as such, the Company believes that the range is substantive and represents VSOE of fair value. For arrangements that have renewal rates below this narrow range, the Company allocates revenue to maintenance and support services using the mid-point of the range, or

20% of VSOE. For arrangements that have renewal rates above this narrow range, the Company allocates revenue based on the contractually stated amount.

In certain arrangements, the Company may bundle its software licenses with training and integration services and data subscriptions. It is the Company's policy to use established list prices set by management having the relevant authority and used in stand-alone sales for training and integration services and data subscriptions. Based on the information described below, the Company believes list prices provide sufficient basis to establish VSOE of fair value of these elements since it has an established history of selling these services and subscriptions on a standalone basis within a narrow range.

Revenues from training and integration services represent 2% of our consolidated net revenue. In 2014, of the 1,600 multiple element arrangements that included these professional services, the Company had approximately 550 stand-alone transactions for training and integration services, with at least 80% of our transaction prices falling within a range of plus or minus 15% of the Company's established, management approved list prices.

Revenues from data subscription represent 1% of our consolidated net revenue. In 2014, of the 1,400 multiple element arrangements that included data subscriptions, the Company had approximately 500 stand-alone transactions for data subscriptions, with at least 80% of our transaction prices falling within a range of plus or minus 20% of the Company's established, management approved list prices.

14. Income Taxes, page 76

2.
We note that your foreign effective tax rate increased significantly in 2014. We also note fluctuations in the "other impact of foreign operations" line item in the periods presented. However, it is unclear from your discussion on page 76 which items are impacting this line item in 2013 and 2014. Please tell us what consideration you gave to providing a more detailed discussion regarding the specific underlying causes of changes in your foreign tax rates separately from your domestic tax rates. As part of your response, please explain why the "other impact of foreign operations" line item decreased from 2013. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company's foreign effective rate increased significantly in 2014. The primary reasons for this increase were disclosed in the narrative on page 76. Following is more detail describing these items.

•
The Company's 2014 tax provision included tax benefits of $22 million from the resolution of tax examinations and $5 million from the retroactive effect of 2014 U.S. tax legislation. All of this $27 million benefit was recorded as a reduction in the U.S. federal tax provision. $12 million of the $22 million and $2 million of the $5 million relates to U.S. taxation of foreign operations; accordingly, $14 million was included as a tax reduction in the "other impact of foreign operations" tax rate reconciliation line item.

•
The Company's 2013 tax provision included tax benefits of $17 million from tax planning initiatives, $5 million from the adjustment of non-U.S. tax accounts and the retroactive effect of 2013 U.S. tax legislation. $13 million of the $17 million benefit and all of the $5 million benefit (total of $18 million) was recorded as a reduction in the International tax provision. Without this non-recurring $18 million tax benefit, the 2013 foreign tax accrual would have increased from $22 million to $40 million and the 2013 foreign effective tax rate would have increased from 23% to 42%. Additionally, $2 million of the retroactive effect of 2013 U.S. tax legislation relates to U.S. taxation of foreign operations; accordingly, $20 million was included as a tax reduction in the "other impact of foreign operations" line item.

•
The Company's 2013 tax provision included tax benefits of $13 million from an affiliate reorganization. All of these benefits were recorded as a reduction in the U.S. federal tax provision and none of it impacted the "other impact of foreign operations" line item.

In summary, the following describes the impact of these items on 1) the foreign effective tax rate and 2) the "other impact of foreign operations" line item.

1)	The 2013 $18 million of non-U.S. tax benefits is the primary reason the foreign tax provision was higher in 2014 as these tax benefits did not recur in 2014.

2)
The 2013 $20 million of foreign operations tax benefits compared to the 2014 $14 million of foreign operations tax benefits is the primary reason the "other impact of foreign operations" line item tax benefit decreased from 2013. The reduced amount of international pretax income (reduced from $95 million in 2013 to $75 million in 2014) is an additional factor in the decrease in the "other impact of foreign operations" line item.

None of these items are trends or uncertainties that are reasonably expected to have a material favorable or unfavorable impact on future tax expense or income from continuing operations. Any known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations will be described.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these matters which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Jim Shapiro at (203) 351-7587.

/s/ Michael Monahan
Michael Monahan
Executive Vice President, Chief Operating Officer
and Chief Financial Officer

Copies:
Brian Lane - Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Jim Shapiro

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